June 27, 2016

Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission (the “SEC”)

Three World Financial Center

New York, New York 10281

Re:

Form N-1A Filing for Eaton Vance Mutual Funds Trust (the “Registrant”) Post-Effective Amendment No. 263 (1933 Act File No. 002-90946) Amendment No. 266 (1940 Act File No. 811-04015) filed on May 12, 2016 (Accession No. 0000940394-16-002538) (the “Filing”) on behalf of Eaton Vance Floating-Rate Advantage Fund (“Floating-Rate Advantage Fund”), Eaton Vance Floating-Rate Fund (“Floating-Rate Fund”) and Eaton Vance Floating-Rate & High Income Fund (“Floating-Rate & High Income Fund),” (each a “Fund” and collectively, the “Funds”)

Ms. Hamilton:

This letter responds to comments provided telephonically to the undersigned on June 27, 2016 regarding the Filing.  The comments and Registrant’s responses are set forth below.

All Funds:

Comment 1:

Please confirm the consent from the Funds’ auditor will be included in the subsequent 485(b) filing.

Response 1:

Registrant confirms the consent from the Funds’ auditor will be included in the subsequent 485(b) filing.

Eaton Vance Floating-Rate Advantage Fund’s Summary Prospectus:

Comment 2:

In the Expense Example:

a)

Please confirm the calculations for the 10 year “Expenses with Redemption” amount and the 10 year “Expenses without Redemption” amount for Class B shares are correct.

b)

Please confirm the calculations for the 3 year “Expenses with Redemption” amounts for all share classes are correct.

Response 2a:

Registrant confirms the calculations for the 10 year “Expenses with Redemption” amount and the 10 year “Expenses without Redemption” amount for Class B shares are correct.  The figures shown account for the automatic conversion (as described in the prospectus) of Class B shares into Class A shares after 8 years.

Response 2b:

Registrant confirms the calculations for the 3 year “Expenses with Redemption” amounts for all share classes are correct.

Eaton Vance Floating-Rate Fund’s Summary Prospectus:

Comment 3:

In the Expense Example:

a)

Please confirm the calculation for the 10 year “Expenses without Redemption” amount for Class B shares is correct.

b)

Please confirm the calculations for the 3, 5 and 10 year “Expenses with Redemption” amounts for all share classes are correct.

Response 3a:

Registrant confirms the calculation for the 10 year “Expenses without Redemption” amount for Class B shares is correct.  The figures shown account for the automatic conversion (as described in the prospectus) of Class B shares into Class A shares after 8 years.

Response 3b:

Registrant confirms the calculations for the 3, 5 and 10 year “Expenses with Redemption” amounts for all share classes are correct.  For the 10 year “Expenses with Redemption” amounts for all share classes, the figures shown account for the automatic conversion (as described in the prospectus) of Class B shares into Class A shares after 8 years.

Eaton Vance Floating-Rate & High Income Fund’s Summary Prospectus:

Comment 4:

In the Expense Example:

a)

Please confirm the calculation for the 10 year “Expenses without Redemption” amount for Class B shares is correct.

b)

Please confirm the calculations for the 3, 5 and 10 year “Expenses with Redemption” amount for all share classes are correct.

Response 4a:

Registrant confirms the calculation for the 10 year “Expenses without Redemption” amount for Class B shares is correct.  The figures shown account for the automatic conversion (as described in the prospectus) of Class B shares into Class A shares after 8 years.

Response 4b:

Registrant confirms the calculations for the 3, 5 and 10 year “Expenses with Redemption” amounts for all share classes are correct. For the 10 year “Expenses with Redemption” amounts for all share classes, the figures shown account for the automatic conversion (as described in the prospectus) of Class B shares into Class A shares after 8 years.

Comment 5:

Please confirm the Acquired Fund Fees and Expenses line item and its corresponding note is correct in the Fund’s Fee table.

Response 5:

Registrant confirms the Acquired Fund Fees and Expenses line item and its corresponding note is correct in the Fund’s Fee table.  The Fund is allocated its pro rata share of the advisory fee and other expenses paid by the affiliated Portfolios in which it invests.  These amounts are, also, included in the Fund’s Financial Highlights because they are expenses paid directly by the Fund.

Tandy Representation:

Registrant is responsible for the adequacy and accuracy of the disclosure in each filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to the disclosure in response to Staff’s comments do not foreclose the SEC from taking any action with respect to filings.  Lastly, the Registrant acknowledges that it may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under federal securities laws.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President